Director of Finance Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 4072

Cecilia Blye

Chief Office of Global Security Risk

US Securities and Exchange Commission

100 F Street, N E

Washington DC 20549

United States

October 14, 2016

Dear Ms Blye

The Royal Bank of Scotland Group plc

Form 20-F for the Fiscal Year ended December 31, 2015

Filed March 24, 2016

File No. 1-10306

Further to your letter to Ross McEwan, Chief Executive of The Royal Bank of Scotland Group plc (“RBSG”) dated September 1, 2016 commenting on RBSG’s Form 20F for the fiscal year ending December 31, 2015, please find outlined below our responses to your comments.

Introduction

RBSG and its consolidated subsidiaries (together, the “Group”) have measures in place designed to ensure compliance with all applicable sanctions laws and regulations issued by the relevant authorities in the UK, the EU and the US and by the United Nations, as well as any local laws and regulations applicable to affiliates and branches controlled by the Group located in jurisdictions throughout the world. The Group has adopted or may adopt policies that go beyond the requirements of applicable laws and regulations in order to ensure a consistent level of compliance globally.

The RBS Sanctions Policy

As discussed below, the Group’s sanctions policy (the “RBS Sanctions Policy”) prohibits business with restricted countries that would violate any legal and/or regulatory requirements applicable to the relevant member of the Group. Specific compliance requirements in relation to these countries are set forth in the RBS Sanctions Policy. This policy is applicable to every part of the Group’s business, in every part of the world.

Questions Raised by the US Securities and Exchange Commission (the “Commission”)

You stated in your letter to us dated August 29, 2013, that you had transactions with, and provided financial services to, individuals and entities in Sudan and Syria, countries which are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about contacts with those countries. Please provide us with information regarding your contacts with Sudan and Syria since the referenced letter. You should describe any services of funds you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, include the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associate with Sudan and Syria.

Sudan

As outlined in our letter to the Commission dated 29 August, 2013, the RBS Sanctions Policy prohibits trade financing or loan transactions involving Sudan, unless specific approval is received from the Group’s compliance function (the “Financial Crime Team”) -for example where the transaction relates to export of food or humanitarian aid. In addition, only existing non-USD accounts are allowed to be held by individuals and entities residing in Sudan and no new customer relationships are permitted for Sudanese residents or for entities that appear to be owned or controlled by Sudanese entities or residents or the Sudanese government

Also as outlined in our letter dated August 29, 2013, the RBS Sanctions Policy used to permit payments involving Sudan provided there was no US element present in the transaction or to the extent such payments were permitted under the relevant US laws and regulations (for example under licence) and not otherwise prohibited by United Nations, UK or EU sanctions laws and regulations, and in each case, subject to approval by the Financial Crime Team.

The RBS Sanctions Policy position in relation to Sudan was amended in August 2015 and in August 2016. Due to changes in the Group’s risk appetite, and where legally permissible and appropriate, in August 2015, the Group aligned its policy position relating to payments with a Sudanese nexus-and, subsequently in August 2016, aligned its policy position relating to customer relationships with individuals and entities located or organized in Sudan, in each case with the approach in the RBS Sanctions Policy in respect of other restricted countries, such as Syria. This change has resulted in an even more restrictive approach to payments connected to Sudan and customer relationships with individuals and entities located or organized in Sudan.

The Group’s exposure to Sudan since 2013 has remained limited and following the change in policy described above, is expected to reduce further. RBSG does not maintain any correspondent banking relationships with Sudanese banks. RBSG maintains a limited trade finance exposure to Sudan where the Financial Crime Team has determined that approval of transactions giving rise to such exposure is appropriate, e.g. where the transaction relates to the export of food or humanitarian aid. The Group does not have any exposure to any entities that are considered part of, or appear to be owned or controlled by, the Sudanese government. All of the Group’s activities connected to Sudan are conducted in compliance with all currently applicable sanctions laws and regulations including, but not limited to UK, EU and US sanctions laws and regulations.

Both from a quantitative and qualitative materiality perspective, RBSG’s transactions with, and financial services provided to, entities located or organized in Sudan and residents of Sudan are insignificant and immaterial in size, number and frequency. With respect to transactions with a Sudanese nexus, RBSG’s approximate revenue for each of 2013, 2014 and 2015 and the six months ended June 30, 2016 did not exceed the currency equivalent of USD2m (0.025% of total revenues), period-end assets did not exceed USD10m (0.001% of total assets) and liabilities did not exceed USD15m (0.002% of total liabilities).1

Syria

The RBS Sanctions Policy prohibits any new customer relationships with Syrian residents and entities located or organized in Syria and requires exits from any such existing relationships, except as otherwise approved by the Financial Crime Team. All transactions involving Syria are prohibited, except under exceptional circumstances where legally permissible and subject to approval by the Financial Crime Team.

RBSG has limited customer and trade exposure towards Syria. In line with the RBS Sanctions Policy, RBSG does not maintain correspondent banking relationships with any Syrian banks. In compliance with applicable laws, RBS Holdings NV (“RBSH NV”), a subsidiary of RBSG, holds a de minimis amount of legacy guarantees and trade instruments which are connected to entities that are considered part of, or appear to be owned or controlled by, the Syrian government. Such legacy connections pre-date sanctions against Syria and RBS NV has made considerable efforts to exit and formally cancel these arrangements but has been unable to do so to date. If any payments are required to be made under the legacy guarantees or trade instruments while the beneficiary banks

1The percentages indicated in this paragraph represent the highest proportion of revenue, assets and liabilities derived from transactions with a Sudanese nexus as a percentage of total revenues, assets and liabilities over the period comprising fiscal years ended December 31, 2013, 2014 and 2015 and the six months ended June 30, 2016.

remain the target of sanctions, the Group intends to make the payments under applicable licence into frozen bank accounts.

Both from a quantitative and qualitative materiality perspective, RBSG’s transactions with or financial services provided to residents of and entities located or organized in Syria (including the legacy guarantees and trade instruments described above) are insignificant and immaterial in size, number and frequency. With respect to transactions conducted by RBSG with a Syrian nexus, in each of 2013, 2014 and 2015 and the six months ended June 30, 2016, approximate revenue did not exceed the currency equivalent USD500,000 (0.01% of total revenues) period-end assets were less than USD10m (0.001% of total assets) and liabilities were less than USD5m (0.001% of total liabilities).2

US Dollar Processing Consent Order

In December 2013, RBSG and The Royal Bank of Scotland plc (“RBS”) agreed a settlement with the Board of Governors of the Federal Reserve System (the “Fed”), the New York State Department of Financial Services (“DFS”), and the Office of Foreign Assets Control (“OFAC”) with respect to RBSG and RBS’s historical compliance with US economic sanctions regulations outside the US. As part of the settlement, RBSG and RBS entered into a consent Cease and Desist Order with the Fed (the “US Dollar Processing Order”), which remains in effect until terminated by the Fed. The US Dollar Processing Order (which is publicly available) indicated, among other things, that RBSG and RBS lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the US comply with applicable OFAC regulations.

RBSG agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by RBSG’s global business lines outside of the US, and to adopt, implement, and comply with the programme. Prior to and in connection with the US Dollar Processing Order, RBSG has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures.

One of the requirements RBSG agreed in the US Dollar Processing Order (as part of the OFAC compliance programme) was to appoint an independent consultant to conduct an annual OFAC compliance review of compliance policies and their implementation and an appropriate risk-focused sampling of US dollar payments. RBSG appointed the independent consultant and the consultant’s report was submitted to relevant authorities on June 14, 2015. The independent consultant review examined a significant number of sanctions alerts and no reportable issues were identified. Pursuant to the requirements of the US Dollar Processing Order, a second annual review was conducted by the independent consultant against a modified scope requested by the Fed. The focus of the second review was the enhancements made to the compliance control environment arising from the first review, inclusive of a review of a sample of US dollar payments. The review was completed and the independent consultant finalised its reports on September 29, 2016. The reports are currently with the relevant authorities. In addition, pursuant to the requirements of the US

2The percentages indicated in this paragraph represent the highest proportion of revenue, assets and liabilities derived from transactions with a Syrian nexus as a percentage of total revenues, assets and liabilities over the period comprising fiscal years ended December 31, 2013, 2014 and 2015 and the six months ended June 30, 2016.

Dollar Processing Order, RBSG has provided the required written submissions, including quarterly updates to the Fed (with copies to OFAC), in a timely manner, and RBSG continues to participate in a constructive dialogue with such authorities.

Investment risks for security holders

The revenues, assets and liabilities associated with RBSG’s limited and closely controlled contacts with Sudan and Syria are de minimis in light of RBSG’s total revenues, assets and liabilities. As a result of strict policies implemented throughout the Group as well as its proactive exit policy with respect to Syria, RBSG’s existing exposure to Sudan and Syria is not expected to increase in coming years. Furthermore, RBSG has no physical presence in Sudan or Syria (branch, subsidiary, affiliate, representative office or otherwise) and it has screening and monitoring tools in place to mitigate business risks related to its existing exposure towards these countries. In connection with the consent order described above, the Group has significantly invested in creating and maintaining an effective OFAC and global compliance program and is closely monitoring its compliance with economic sanctions. As such, we believe that RBSG’s current involvement with Sudan and Syria does not constitute a material concern to potential or existing investors or security holders.

We expect that a reasonable investor would consider all of these factors with respect to RBSG’s contacts with Sudan and Syria in making an informed investment decision.

We are aware of, and sensitive to, the sentiments that are expressed in certain legislation which has been adopted by some state legislatures in the US as well as the content of certain universities’ endowment and other investors’ investment policies with respect to issuers’ activities involving Sudan and Syria. We do not believe that the effect or purpose of such state statutes or policies alters our conclusions regarding the level of investment risk arising from RBSG’s current limited contacts in relation to Sudan or Syria.

Please contact me if you wish to discuss our response.

Yours sincerely

/s/ Katie Murray

Director of Finance

Katie Murray